SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BRAND INTERMEDIATE HOLDINGS, INC.

The undersigned, Brand Intermediate Holdings, Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, as amended (the "GCL"), DOES HEREBY CERTIFY as follows:

1.  The Corporation was originally incorporated under the name DLJ Brand Holdings, Inc. pursuant to its original Certificate of Incorporation filed with the Secretary of State of the State of Delaware on September 17, 1996. A Certificate of Amendment of the Certificate of Incorporation of the Corporation was filed in the Office of the Secretary of State of the State of Delaware on July 3, 2000. A Certificate of Merger with respect to the Corporation was filed in the Office of the Secretary of State of the State of Delaware on October 16, 2002 (the "Certificate of Merger"). Pursuant to the Certificate of Merger, Brand Acquisition Corp. merged with and into the Corporation with the Corporation as the surviving corporation, and the name of the Corporation was changed to Brand Intermediate Holdings, Inc. An Amended and Restated Certificate of Incorporation of the Corporation was filed in the Office of the Secretary of State of the State of Delaware on October 16, 2002.

2.  In the manner prescribed by Sections 228, 242 and 245 of the GCL, resolutions were duly adopted by the Board of Directors and the requisite stockholders of the Corporation, respectively, duly adopting this Second Amended and Restated Certificate of Incorporation and amending and restating the Certificate of Incorporation of the Corporation in its entirety as herein provided.

3.  The text of the Certificate of Incorporation, as amended and restated herein, shall read as follows:

* * *

FIRST: The name of the Corporation is Brand Intermediate Holdings, Inc. (the "Corporation").

SECOND: The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the "GCL").

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is Thirty-One Thousand 31,000 shares, consisting of:

(i)  One Thousand (1,000) shares of Common Stock, par value $0.01 per share (the "Common Stock"); and

(ii)  Thirty Thousand 30,000 shares of Non-Voting Cumulative Redeemable Series A Preferred Stock, without par value (the "Preferred Stock").

A statement of the powers, designations, preferences, and relative participating, optional or other special rights and the qualifications, limitations and restrictions of the Common Stock and the Preferred Stock is as follows:

I. Common Stock.

(a)  General. The voting, dividend and liquidation rights of the holders of the Common Stock shall be subject to and qualified by the rights of the holders of the Preferred Stock. Each share of Common Stock shall be equal to each other share of Common Stock.

(b)  Liquidation Rights. In the event of dissolution, liquidation, whether voluntary or involuntary, or winding-up of the affairs of the Corporation, whether voluntary or involuntary, and after payment in full of the Liquidation Value (as hereinafter defined) of the Preferred Stock, the holders of Common Stock shall be entitled to share in the distribution of any remaining assets available for distribution to the holders of the Common Stock pro rata based on the number of shares of Common Stock held by each holder.

(c)  Voting Rights. Except as otherwise provided in this Certificate of Incorporation or by applicable law, the holders of Common Stock shall be entitled to vote, as a single class, on the election of directors and on each other matter on which the stockholders of the Corporation shall be entitled to vote. Each share of Common Stock shall be entitled to one (1) vote for each share held.

(d)  Dividends. Dividends shall be declared and paid on the Common Stock from funds lawfully available therefor as and when determined by the Board of Directors and subject to any preferential dividend rights of any then outstanding Preferred Stock. When and as dividends are declared, whether payable in cash, in property or in shares of stock or other securities of the Corporation, subject to any preferential dividend rights of any then outstanding Preferred Stock, the holders of Common Stock shall be entitled to share, ratably according to the number of shares of Common Stock held by them, in such dividends.

II. Preferred Stock. The shares of Preferred Stock shall be subject to the following provisions:

(e)  Dividends. When and as declared by the Board of Directors, and to the extent permitted under the GCL, the Corporation will pay preferential dividends to the holders of the Preferred Stock as provided in this paragraph (a). Subject to paragraphs (c) and (e) below, dividends on each share of the Preferred Stock will compound quarterly (on each March 31, June 30, September 30 and December 31) and accrue cumulatively on a daily basis at a rate of 18% per annum (computed on the basis of a 360-day year of twelve 30-day months) on the Liquidation Value (as hereinafter defined) from and including the date of issuance of the Preferred Stock to and including the date on which the Redemption Price or the Change of Control Redemption Price (each as hereinafter defined), as the case may be, therefor is paid, and whether or not such dividends have been declared and whether or not there are profits, surplus or other funds of the Corporation available for the payment of dividends (the "Dividend Accrual Rate"); provided that, if dividends are due and payable for a period of less than a full quarter, the dividend payable for such period shall be prorated based upon the actual number of days in such period; provided further that, (i) from and after the occurrence of (A) any Event of Noncompliance (other than a Non-Payment Event) and until all Events of Noncompliance are cured, the Dividend Accrual Rate will increase by 0.25% on each quarter after such Event of Noncompliance up to a maximum rate of 20.0% per annum or (B) any Non-Payment Event and until all Events of Noncompliance are cured, the Dividend Accrual Rate shall be 20.0% per annum and (ii) the Dividend Accrual Rate will immediately return to 18.0% when all Events of Noncompliance are cured. Dividends shall be paid only in cash and only on a Redemption Date or pursuant to paragraph (b).

(f)  Liquidation. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holder of each share of Preferred Stock shall be entitled, before any distribution or payment is made upon any shares of any other class of stock of the Corporation, to be paid an amount equal to the Liquidation Value (such amount being herein called the "Liquidation Payment"). If upon such liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the assets of the Corporation to be distributed among the holders of the capital stock of the Corporation shall be insufficient to permit payment of the Liquidation Payment in full, then the entire assets of the Corporation to be distributed to the holders of the capital stock of the Corporation shall be distributed ratably among the holders of the Preferred Stock in proportion to the Liquidation Payment due under this paragraph (b) to each such holder. Upon any such liquidation, dissolution or winding-up of the Corporation, but only after each holder of the Preferred Stock shall have been paid the full amount of the Liquidation Payment to which such holder is entitled, the remaining assets of the Corporation shall be distributed to the holders of the Common Stock pro rata based on the number of shares of Common Stock held by each holder. Written notice of such liquidation, dissolution or winding-up, stating a payment date, the amount of the Liquidation Payment and the place where the amounts distributed shall be payable, shall be given by mail, postage prepaid, not less than ten days prior to the payment date stated therein, to the holders of record of the Preferred Stock, such notice to be addressed to each stockholder at his or its post office address as shown by the records of the Corporation. Neither the consolidation or merger of the Corporation into or with any other corporation or corporations, nor the sale or transfer by the Corporation of all or any part of its assets, nor the reduction of the capital stock of the Corporation, shall be deemed to be a liquidation, dissolution or winding-up of the Corporation within the meaning of any of the provisions of this paragraph (b).

(g)  Redemption.

(1)  Redemption Price. Subject to paragraph (f) and subparagraphs (c)(4)(B) and (c)(5), the Preferred Stock shall be redeemable as provided in this paragraph (c) by paying in cash the then Liquidation Value for each share of Preferred Stock on each applicable Redemption Date (such amount being herein called the "Redemption Price"). Subject to subparagraph (c)(4) below, redemption payments shall be accrued but not paid if the payment thereof would result in a default or event of default under any agreement, instrument or commitment (a "Financing Obligation") of the Corporation or any subsidiary of the Corporation for borrowed money or any other extensions of credit, whether now existing or hereafter created, including but not limited to any default or event of default under the Credit Agreement (as hereinafter defined) or the Senior Note Indentures (as hereinafter defined).

(2)  Redeemed or Otherwise Acquired Shares to be Retired. Any shares of Preferred Stock redeemed pursuant to this paragraph (c) or otherwise acquired by the Corporation in any manner whatsoever shall be permanently retired immediately on the acquisition thereof and shall not under any circumstances be reissued.

(3)  Shares to be Redeemed. In case of a redemption of only a part of the outstanding shares of the Preferred Stock, there shall be so redeemed from each registered holder as nearly as practicable, that proportion of all of the shares of Preferred Stock to be redeemed which the number of shares held of record by such holder bears to the total number of shares of Preferred Stock at the time outstanding.

(4)  Mandatory Redemptions.

A.  On October 16, 2014 (the "Mandatory Redemption Date"), the Corporation shall purchase and redeem all of the outstanding shares of Preferred Stock for their Redemption Price as of October 16, 2014; provided that, if the Corporation fails to pay the Redemption Price for all outstanding shares of Preferred Stock on the Mandatory Redemption Date because the payment thereof would result in a default or event of default under any Financing Obligation, the Preferred Stock will be subject to the accrual of preferred dividends pursuant to paragraph (a) and the Corporation shall have the obligation to make such payment in cash upon the date when such payment would no longer result in any default or event of default under any Financing Obligation (the "Final Redemption Date").

B.  Upon a Change of Control (as hereinafter defined), (the "Change of Control Redemption Date"), the Corporation shall purchase and redeem, at a cash redemption price equal to 101% of the Liquidation Value thereof (the "Change of Control Redemption Price"), all of the outstanding shares of the Preferred Stock plus accrued and unpaid dividends to the date of redemption (to the extent not already reflected in Liquidation Value) upon the occurrence of such Change of Control; provided that, if the Corporation fails to pay the Change of Control Redemption Price for all outstanding shares of Preferred Stock on the Change of Control Redemption Date because the payment thereof would result in a default or event of default under any Financing Obligation, the Preferred Stock will be subject to the accrual of preferred dividends pursuant to paragraph (a) and the Corporation shall have the obligation to make such payment in cash upon the Final Redemption Date.

(5)  Optional Redemptions.

A. Optional Redemption Prior to July 1, 2008. Subject to subparagraphs (c)(1) and (c)(3) above, at any time from time to time, prior to July 1, 2008, the Preferred Stock will be redeemable in cash at the option of the Corporation, in whole or in part, at a redemption price equal to the sum of the present values of 109% of the aggregate Liquidation Value of such Preferred Stock to and including July 1, 2008, discounted to the date of redemption or purchase (the "Optional Redemption Date") on a quarterly basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, together with, in each case, accrued and unpaid dividends, if any (to the extent not already reflected in the Liquidation Value) to, the Optional Redemption Date.

B.  Optional Redemption on or after July 1, 2008. Subject to subparagraphs (c)(1) and (c)(3) above, at any time from time to time, after July 1, 2008, the Preferred Stock will be redeemable in cash at the option of the Corporation, in whole or in part, at the following redemption prices (expressed as percentages of the Liquidation Value thereof) if redeemed during the twelve-month period set forth below, plus, in each case, accrued and unpaid dividends to the date of redemption, if any (to the extent not already reflected in the Liquidation Value):

Period in which redemption occurs	Percentage
July 1, 2008 through (and including) June 30, 2009	109%
July 1, 2009 through (and including) June 30, 2010	104.5%
July 1, 2010 through (and including) June 30, 2011	102.25%
Thereafter	100%

(h)  Notice of Redemption. Notice of each redemption of Preferred Stock pursuant to paragraph (c), specifying the date and place of redemption and the number of shares which are to be redeemed, shall be mailed to each holder of record of shares to be redeemed at such holder’s address as shown by the records of the Corporation not more than ninety nor less than thirty days prior to the date on which such redemption is to be made.

(i)  Dividends After Redemption Date. Notice of redemption having been so mailed or a Mandatory Redemption having occurred, and provision for payment of the Redemption Price or the Change of Control Redemption Price, as applicable, for such shares on the specified Redemption Date having been made by the Corporation, then, unless default be made in the payment of such Redemption Price for such shares when and as due (i) the shares of Preferred Stock designated for redemption shall not be entitled to any dividends accruing after the applicable Redemption Date specified, (ii) on such Redemption Date all rights of the respective holders of such shares, as shareholders of the Corporation by reason of the ownership of such shares, shall cease, except the right to receive the Redemption Price or the Change of Control Redemption Price, as the case may be, for such shares without interest upon presentation, and (iii) such shares shall not after such Redemption Date be deemed to be outstanding. In case less than all the shares represented by any such certificate are redeemed, a new certificate shall be issued without cost to the holder thereof representing the unredeemed shares.

(j)  All Past Annual Dividends Must Be Declared Prior to Redemption. Except as set forth in this paragraph (f), the Corporation shall not purchase or redeem shares of any Preferred Stock at the time outstanding unless all dividends on all Preferred Stock for all past periods shall have been declared and paid (or accrued and added to the Liquidation Value of each share, as provided above). If applicable laws relating to the sources of funds for the redemption of any shares of Preferred Stock would prohibit the payment in full of the Redemption Price or the Change of Control Redemption Price, as the case may be, on a Redemption Date for any shares of Preferred Stock required to be redeemed by paragraph (c), (i) notwithstanding any provision herein to the contrary, the aggregate Redemption Price payable in respect of all shares of Preferred Stock to be redeemed shall be deemed reduced by the amount of accrued and unpaid dividends that the Corporation is prohibited by law from paying, (ii) shares of Preferred Stock to be redeemed on the applicable Redemption Date shall otherwise be redeemed in accordance with the requirements of this paragraph (f), and (iii) the amount of such unpayable accrued and unpaid dividends shall be added in equal amounts per share to the accrued and unpaid dividends on the shares of Preferred Stock remaining outstanding in the hands of the holder thereof. If applicable laws would prohibit the payment in full on a Redemption Date of the Redemption Price or the Change of Control Redemption Price, as the case may be, for the shares of Preferred Stock required to be redeemed pursuant to paragraph (c), (a) no such shares shall be redeemed, (b) the Corporation shall nevertheless, to the extent legally permissible, pay to the holders of such shares on the Final Redemption Date the highest permissible amount per share up to an amount equal to the applicable Liquidation Payment less $1.00, (c) the Redemption Price or the Change of Control Redemption Price, as the case may be, and applicable Liquidation Payment of each such share shall thereupon be reduced by the amount per share so paid pursuant to the immediately preceding clause (b), (d) the Corporation shall purchase and redeem all such shares on the soonest next date on which dividends are required to be paid pursuant to paragraph (a) and on which the Corporation is no longer prohibited by law from paying in full the applicable Redemption Price for such shares, and (e) the obligation of the Corporation to pay dividends under paragraph (a) shall continue until all outstanding shares of Preferred Stock are redeemed in accordance with clause (c), except that dividends thereafter payable with respect to outstanding shares of Preferred Stock shall be reduced by the same percentage reduction as the percentage reduction in the Redemption Price or the Change of Control Redemption Price, as the case may be, that takes place pursuant to this paragraph (f). In no event shall the Corporation purchase or redeem the last share of Preferred Stock held by any holder unless the Corporation shall have paid to the last holder of Preferred Stock all accrued and unpaid dividends on all shares of Preferred Stock held by such holder at any time.

(k)  Voting Rights. The Preferred Stock shall not have voting rights except as expressly required by law or on any amendment to this Certificate of Incorporation to alter or change the respective powers, designations, preferences or special rights of the shares of such Preferred Stock.

III. Definitions.

"Brand Services" means Brand Services, Inc., a Delaware corporation and the wholly-owned subsidiary of the Corporation.

"Change of Control" has the meaning set forth in the Limited Liability Company Agreement of Brand Holdings, LLC, a Delaware limited liability company and parent of the Corporation, dated as of October 16, 2002.

"Credit Agreement" means that certain Amended and Restated Credit Agreement, dated as of July 29, 2005, among Brand Services, Credit Suisse, JPMorgan Chase Bank, N.A. and the lenders listed therein.

"Event of Noncompliance" has the meaning set forth in the Purchase Agreement.

"Liquidation Value" means for each share of Preferred Stock, on any date of determination, the sum of (a) $1000 plus, (b) the amount of any preferred dividends thereon accrued but not paid, whether or not declared.

"Non-Payment Event" means an Event of Noncompliance of the type described in clause (a) of the definition of "Event of Noncompliance" set forth in the Purchase Agreement.

"Purchase Agreement" means the Purchase Agreement, dated as of July 29, 2005, between the Corporation and the Initial Purchasers (as defined therein).

"Redemption Date" means, as the case may be, the Change of Control Redemption Date, the Final Redemption Date, Mandatory Redemption Date or the Optional Redemption Date.

"Senior Note Indentures" means, collectively, (i) the Indenture, dated as of October 16, 2002, between Brand Services and The Bank of New York Trust Company of Florida, N.A., in respect of the 12% Senior Subordinated Notes due 2012 and (ii) the Indenture, dated as of October 16, 2002, between the Corporation and The Bank of New York Trust Company of Florida, N.A., in respect of the 13% Senior Subordinated Payment-In-Kind Notes due 2013.

"Treasury Rate" means, with respect to a Redemption Date, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) (or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity) that has become publicly available at least two business days prior to such Redemption Date (or, if such Statistical Release (or any successor release) is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such Redemption Date to July 1, 2008; provided that, if the period from such Redemption Date to July 1, 2008 is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from such Redemption Date to July 1, 2008 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

FIFTH:

(1) Limits on Director Liability. Directors of the Corporation shall have no personal liability to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that nothing contained in this ARTICLE FIFTH shall eliminate or limit the liability of a director (i) for any breach of a director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (iii) under Section 174 of the GCL, or (iv) for any transaction from which a director derived an improper personal benefit. If the GCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then by virtue of this ARTICLE FIFTH the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the GCL, as so amended.

(2) Indemnification. (a) The Corporation shall indemnify, in accordance with the bylaws of the Corporation, to the fullest extent permitted from time to time by the GCL or any other applicable laws as presently or hereafter in effect, any person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including, without limitation, an action by or in the right of the Corporation, by reason of such person acting as a director or officer of the Corporation (and the Corporation, in the discretion of the Board of Directors, may so indemnify a person by reason of the fact that such person is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation in any other capacity for or on behalf of the Corporation) against any liability or expense actually and reasonably incurred by such person in respect thereof; provided, however, that the Corporation shall be required to indemnify an officer or director in connection with an action, suit or proceeding (or part thereof) initiated by such person only if (i) such action, suit or proceeding (or part thereof) was authorized by the Board of Directors or (ii) the indemnification does not relate to any liability arising under Section 16(b) of the Securities Exchange Act of 1934, as amended, or any of the rules or regulations promulgated thereunder. Such indemnification is not exclusive of any other right to indemnification provided by law or otherwise. The right to indemnification conferred by this ARTICLE FIFTH shall be deemed to be a contract between the Corporation and each person referred to herein.

(b) If a claim under this ARTICLE FIFTH is not paid in full within sixty (60) days after a written claim therefor has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where any undertaking required by the bylaws of the Corporation has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the GCL and this ARTICLE FIFTH for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because such claimant has met the applicable standard of conduct set forth in the GCL, nor an actual determination by the Corporation (including its Board of Directors, legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(c) Indemnification shall include payment by the Corporation of expenses in defending an action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if it is ultimately determined that such person is not entitled to indemnification under this ARTICLE FIFTH, which undertaking may be accepted without reference to the financial ability of such person to make such repayment.

(3) Other Rights. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this ARTICLE FIFTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, by-law, agreement, contract, vote of stockholders or disinterested directors, or otherwise.

(4) Other Indemnification. The Corporation’s obligation, if any, to indemnify any person who was or is serving at its request as a director of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or nonprofit enterprise.

(5) Optional Indemnification. The Corporation may, by action of its Board of Directors, provide indemnification to such of the directors, officers, employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by the GCL.

(6) Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this ARTICLE FIFTH, the GCL, or otherwise.

(7) Effect of Amendments. Neither the amendment, change, alteration nor repeal of this ARTICLE FIFTH, nor the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by the GCL, any modification of law, shall eliminate or reduce the effect of this ARTICLE FIFTH or the rights or any protections afforded under this ARTICLE FIFTH in respect of any acts or omissions occurring prior to such amendment, repeal, adoption or modification.

SIXTH: Subject to paragraph II(g) above, at all meetings of stockholders of the Corporation, each stockholder shall be entitled to vote, in person or by proxy, the shares of voting stock owned by such stockholders of record on the record date for the meeting. When a quorum is present or represented at any meeting, the vote of the holders of a majority in interest of the stockholders present in person or by proxy at such meeting and entitled to vote thereon shall decide any question, matter or proposal brought before such meeting unless the question is one upon which, by express provision of law, this Certificate of Incorporation or the bylaws applicable thereto, a different vote is required, in which case such express provision shall govern and control the decision of such question.

SEVENTH:

(1) Number of Directors. The number of directors of the Corporation shall be fixed from time to time by the vote of a majority of the entire Board of Directors, but such number shall in no case be less than one (1). Any such determination made by the Board of Directors shall continue in effect unless and until changed by the Board of Directors, but no such changes shall affect the term of any directors then in office.

(2) Term of Office; Quorum; Vacancies. A director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Subject to the bylaws of the Corporation, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business. Any vacancies and newly created directorships resulting from an increase in the number of directors shall be filled by a majority of the Board of Directors then in office even though less than a quorum and shall hold office until his or her successor is elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal from office.

(3) Removal. Any director may be removed upon the affirmative vote of the holders of a majority of the votes which could be cast by the holders of all outstanding shares of Common Stock entitled to vote for the election of directors, voting together as a class, given at a duly called annual or special meeting of stockholders.

EIGHTH: For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation and regulation of the powers of the Corporation and of its directors and of its stockholders or any class thereof, as the case may be, it is further provided:

(a)	The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

(b)	The directors shall have the power to make, adopt, alter, amend, change, add to or repeal the bylaws of the Corporation.

(c)
In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the GCL, this Certificate of Incorporation, and any bylaws adopted by the stockholders; provided, however, that no bylaws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such bylaws had not been adopted.

NINTH:

(1) Stockholder Meetings; Keeping of Books and Records. Meetings of stockholders may be held within or outside the State of Delaware as the bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision contained in the GCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the bylaws of the Corporation.

(2) Special Stockholders Meetings. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by law, may be called by the President or the Chairman of the Board of the Corporation, if one is elected, and shall be called by the Secretary of the Corporation at the direction of a majority of the Board of Directors, or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the Corporation issued and outstanding and entitled to vote.

(3) No Written Ballot. Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

TENTH: The Corporation reserves the right to repeal, alter or amend this Certificate of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. No repeal, alteration or amendment of this Certificate of Incorporation shall be made unless the same is first approved by the Board of Directors of the Corporation pursuant to a resolution adopted by the directors then in office in accordance with the bylaws of the Corporation and applicable law and thereafter approved by the stockholders.

ELEVENTH: The Corporation expressly elects not to be governed under Section 203 of the GCL.

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IN WITNESS WHEREOF, the Corporation has caused this Second Amended and Restated Certificate of Incorporation to be executed on this 28th day of July, 2005.

BRAND INTERMEDIATE HOLDINGS, INC.

By:	/s/ Paul Wood
Paul Wood
President